Exhibit 99.2

China Biologic Fourth Quarter and Fiscal Year 2019

Financial Results

Fourth Quarter 2019 Financial Performance

Total sales in the fourth quarter of 2019 decreased by 9.6% in RMB terms, or 11.1% in USD terms, to $102.2 million from $114.9 million in the same quarter of 2018.

Total sales for plasma products increased by 2.7% in RMB terms, or 1.0% in USD terms, to $91.2 million from $90.3 million in the same quarter of 2018, as a result of increased sales of special immunoglobulin and coagulation factor products, which was partly offset by decreased sales of human albumin and IVIG products. During the fourth quarter of 2019, human albumin and IVIG products remained the Company’s two largest sales contributors, accounting for 34.3% and 24.4%, respectively, of total sales.

Total sales for placenta polypeptide decreased by 77.5% in RMB terms, or 77.8% in USD terms, to $3.5 million from $15.8 million in the same quarter of 2018. Combining plasma products and placenta polypeptide products, total sales for biopharmaceutical products decreased by 9.3% in RMB terms, or 10.7% in USD terms, to $94.7 million from $106.1 million in the same quarter of 2018.

Total sales for biomaterial products in the fourth quarter of 2019 decreased by 13.5% in RMB terms, or 14.8% in USD terms, to $7.5 million from $8.8 million in the same quarter of 2018, as a result of decreased sales of artificial dura mater products.

Cost of sales increased by 1.6% to $38.2 million in the fourth quarter of 2019 from $37.6 million in the same quarter of 2018. As a percentage of total sales, cost of sales increased to 37.4% from 32.7% in the same quarter of 2018, mainly because of a $3.2 million cost provision for plasma provided by Xinjiang Deyuan that was estimated not to be put into production due to a lack of subsequent quarantine information.

Gross profit decreased by 17.2% to $64.0 million in the fourth quarter of 2019 from $77.3 million in the same quarter of 2018. Gross margin was 62.6% and 67.3% in the fourth quarter of 2019 and 2018, respectively.

Total operating expenses in the fourth quarter of 2019 increased by $10.6 million, or 30.5%, to $45.4 million from $34.8 million in the same quarter of 2018. This increase mainly consisted of increases of $14.2 million in general and administrative expenses and $1.3 million in research and development expenses, offset by a decrease of $4.9 million in selling expenses. As a percentage of total sales, total operating expenses increased to 44.4% in the fourth quarter of 2019 from 30.3% in the same quarter of 2018.

Income from operations in the fourth quarter of 2019 decreased by 55.7% in RMB terms, or 56.2% in USD terms, to $18.6 million from $42.5 million in the same quarter of 2018. Operating margin decreased to 18.2% in the fourth quarter of 2019 from 37.0% in the same quarter of 2018.

Income tax expense in the fourth quarter of 2019 was $4.4 million compared to $8.2 million in the same quarter of 2018. The effective income tax rate was 21.0% and 17.5% for the fourth quarter of 2019 and 2018, respectively.

Net income attributable to the Company decreased by 63.7% in RMB terms, or 64.1% in USD terms, to $12.5 million in the fourth quarter of 2019 from $34.8 million in the same quarter of 2018. Net margin decreased to 12.2% in the fourth quarter of 2019 from 30.3% in the same quarter of 2018. Diluted earnings per share decreased to $0.32 in the fourth quarter of 2019 compared to $0.87 in the same quarter of 2018.

Non-GAAP adjusted income from operations decreased by 28.9% in RMB terms, or 30.2% in USD terms, to $27.8 million in the fourth quarter of 2019 from $39.8 million in the same quarter of 2018.

Non-GAAP adjusted net income attributable to the Company decreased by 31.2% in RMB terms and 32.6% in USD terms, to $20.7 million in the fourth quarter of 2019 from $30.7 million in the same quarter of 2018. Non-GAAP net margin decreased to 20.3% in the fourth quarter of 2019 from 26.7% in the same quarter of 2018. Non-GAAP adjusted earnings per diluted share decreased to $0.53 in the fourth quarter of 2019 from $0.76 in the same quarter of 2018.

Non-GAAP adjusted income from operations for the fourth quarter of 2019 excludes $7.3 million in non-cash employee share-based compensation expenses, and $2.0 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and earnings per diluted share for the fourth quarter of 2019 exclude $6.6 million in non-cash employee share-based compensation expenses, and $1.7 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Fiscal Year 2019 Financial Performance

Total sales in 2019 increased by 12.3% in RMB terms, or 7.9% in USD terms, to $503.7 million from $466.9 million in 2018.

Total sales for biopharmaceutical products increased by 12.9% in RMB terms, or 8.4% in USD terms, to $457.7 million in 2019 from $422.2 million in 2018, as a result of increases in the sales of most of the plasma products, including human albumin, IVIG, hyper-immunoglobulin and coagulation factor products, which was partly offset by decreases in the sales of placenta polypeptide products. For plasma products, total sales in 2019 increased by 26.7% in RMB terms, or 21.7% in USD terms, to $430.7 million from $354.0 million in 2018.

During 2019, human albumin and IVIG products remained the Company’s two largest sales contributors. Revenue from human albumin increased by 30.6% in RMB terms, or 25.7% in USD terms, from $149.4 million in 2018 to $187.8 million in 2019. Revenue from IVIG products increased by 7.8% in RMB terms, or 3.2% in USD terms, from $113.5 million in 2018 to $117.1 million in 2019. As a percentage of total sales, sales from human albumin and IVIG products were 37.3% and 23.2%, respectively, in 2019.

The sales volume of human albumin products increased by 31.5% in 2019, primarily due to a temporary shortage of albumin supply in the market related to a lower import volume in the first quarter of 2019. The sales volume of IVIG products increased by 10.6% in 2019, reflecting the Company’s efforts to enhance sales and marketing capabilities.

The average price for human albumin declined slightly by 0.7% in RMB terms in 2019 compared to 2018. The average price for IVIG products decreased by 2.5% in RMB terms compared to 2018, because of higher sales volume in the distributor channel and lower prices to certain distributors to enhance the sales volume in response to the intensified market competition. In USD terms, the average price for human albumin and IVIG products decreased by 4.4% and 6.7%, respectively, in 2019 compared to 2018.

Revenue from other immunoglobulin products increased by 26.4% in RMB terms, or 21.2% in USD terms in 2019 compared to 2018, representing 14.3% of total sales as compared to 12.7% of total sales in 2018. The revenue increase was mainly attributable to the increased sales volume of human rabies immunoglobulin and human tetanus immunoglobulin products.

Revenue from other plasma products increased by 76.6% in RMB terms, or 69.9% in USD terms, in 2019 compared to 2018, with growth in revenue from all the three other plasma products, namely human coagulation factor VIII, human prothrombin complex concentrate and human fibrinogen products, reaching 10.7% of total sales in 2019 compared to 6.8% of total sales of 2018.

Revenue from placenta polypeptide products decreased by 59.0% in RMB terms, or 60.4% in USD terms in 2019 as compared to 2018, accounting for 5.4% of total sales compared to 14.6% of total sales in 2018. The main reason for this decrease is that this product was included in the drug lists for monitoring and prescription control in many regions, which put a downward pressure on its sales volume.

Total sales for biomaterial products in 2019 increased by 7.4% in RMB terms, or 2.9% in USD terms, to $46.0 million from $44.7 million in 2018, mainly due to increases in sales of artificial dura mater products.

Cost of sales increased by 18.9% to $174.6 million in 2019 from $146.8 million in 2018. As a percentage of total sales, cost of sales increased to 34.7% in 2019 from 31.4% in 2018, as a combined result of a lower percentage of higher-margin placenta polypeptide products in total sales, decreased sales prices for the Company’s major plasma products and increased plasma collection costs.

Gross profit increased by 2.8% to $329.1 million in 2019 from $320.1 million in 2018. Gross margin was 65.3% and 68.6% in 2019 and 2018, respectively.

Total operating expenses in 2019 decreased by $8.5 million, or 4.9%, to $165.4 million from $173.9 million in 2018. This decrease mainly consisted of a decrease of $15.3 million in selling expenses, which was partially offset by increases of $4.6 million in general and administrative expenses and $2.2 million in research and development expenses. As a percentage of total sales, total operating expenses decreased to 32.8% in 2019 from 37.3% in 2018.

Selling expenses in 2019 decreased by $15.3 million, or 16.0%, to $80.3 million from $95.6 million for 2018. The decrease is primarily due to the decrease in marketing and promotion expenses related to placenta polypeptide products, whose sales revenue decreased significantly in 2019. This decrease is partly offset by increased selling expenses for plasma products. As a percentage of total sales, selling expenses decreased to 15.9% in 2019 from 20.5% in 2018.

General and administrative expenses in 2019 increased by $4.6 million, or 6.7%, to $73.4 million from $68.8 million in 2018, mainly due to an increase of $3.5 million in share-based compensation expenses. As a percentage of total sales, general and administrative expenses remained relatively stable at 14.6% in 2019 compared to 14.8% in 2018.

Research and development expenses in 2019 increased by $2.2 million, or 23.2%, to $11.7 million from $9.5 million in 2018. As a percentage of total sales, research and development expenses increased to 2.3% in 2019 from 2.0% in 2018.

Income from operations in 2019 increased by 16.4% in RMB terms, or 11.9% in USD terms, to $163.6 million from $146.2 million in 2018. Operating margin increased to 32.5% in 2019 from 31.3% in 2018.

Income tax expense in 2019 was $28.1 million, compared to $18.0 million in 2018. During the third quarter of 2018, according to new regulations and rules issued by the U.S. Department of the Treasury in August 2018, the Company reversed U.S. corporate income tax of $7.5 million based on the deemed repatriation to the United States of the Company’s accumulated earnings mandated by the U.S. tax reform. Excluding the tax reversal impact, the effective income tax rate was 14.7% and 15.4% for 2019 and 2018, respectively.

Net income attributable to the Company increased by 12.4% in RMB terms, or 8.4% in USD terms, to $138.8 million in 2019 from $128.1 million in 2018. Net margin increased to 27.6% in 2019 from 27.4% in 2018. Diluted earnings per share remained stable at $3.53 in 2019 as compared to 2018.

Non-GAAP adjusted income from operations increased by 16.6% in RMB terms or 11.6% in USD terms to $198.3 million in 2019 from $177.7 million in 2018.

Non-GAAP adjusted net income attributable to the Company increased by 20.5% in RMB terms, or 15.4% in USD terms, to $168.4 million in 2019 from $145.9 million in 2018. Non-GAAP net margin increased to 33.4% in 2019 compared to 31.2% in 2018. Non-GAAP adjusted earnings per diluted share was $4.28 and $4.02 respectively, in 2019 and 2018.

Non-GAAP adjusted income from operations for 2019 excludes $26.6 million in non-cash employee share-based compensation expenses, and $8.1 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and earnings per diluted share for 2019 exclude $23.5 million in non-cash employee share-based compensation expenses, and $6.1 million in amortization of intangible assets and land use rights related to the acquisition of TianXinFu.

As of December 31, 2019, the Company had $161.8 million in cash on hand and demand deposits, $497.7 million in time deposits, and $267.8 million in short term investments.

Net cash provided by operating activities for 2019 was $229.3 million as compared to $103.9 million for 2018. The $125.4 million increase in net cash provided by operating activities was mainly because of a decrease in accounts receivable and a slowdown of the increase in inventories compared to 2018.

Accounts receivable decreased by $22.1 million during 2019 as compared to an increase of $53.9 million during 2018. The accounts receivable turnover days for plasma products shortened to 89 days during 2019 from 95 days during 2018, reflecting the Company’s success in shortening the credit terms of some of the distributors and the increased collection efforts to control credit exposure in 2019.

Inventories increased by $14.8 million in 2019, which was relatively modest compared to the increase of $42.6 million in 2018. This reflected a lower level of albumin inventory attributable to a higher-than-expected sales volume of albumin, which was partially offset by a higher IVIG inventory due to sluggish sales of IVIG in 2019.

Net cash used in investing activities for 2019 was $180.1 million as compared to $558.9 million for 2018. During 2019, the Company paid $24.4 million for the acquisition of property, plant and equipment, and intangible assets, and the Company also purchased time deposits and short-term investments in the amount of $2,606.5 million. This was partly offset by the maturity value of time deposits and short term investments of $2,446.2 million, and proceeds from the sale of property, plant and equipment, land use rights and intangible assets of $4.6 million. Net cash used in investing activities in 2018 mainly consisted of payment of $2,726.8 million for the purchase of time deposits and short term investments, payment of $36.6 million for the acquisition of property, plant and equipment, intangible assets and land use rights, and prepayments of $10.8 million for investments in equity securities, which was partly offset by cash of $97.7 million received upon the acquisition of TianXinFu and the maturity value of $2,117.6 million of time deposits and short term investments.

Net cash used in financing activities for 2019 was $229.5 million as compared to net cash provided by financing activities of $571.3 million for 2018. In 2019, the Company paid $118.9 million for the acquisition of the remaining 20% equity interest in TianXinFu. $110.0 million was remitted to an investment bank by the Company for share repurchases under the previously approved share repurchase programs, and $9.0 million was refunded from the investment bank. In 2019, 1,196,228 shares were repurchased under the share repurchase programs at an aggregate amount of $111.0 million. In addition, subsidiaries of the Company paid dividend of $10.1 million to the non-controlling interest shareholders. Net cash provided by financing activities in 2018 mainly represented proceeds of $590.3 million from the issuance and sale of an aggregate of 5,850,000 ordinary shares of the Company to certain investors in the third quarter of 2018.

Non-GAAP Disclosure

This management’s discussion and analysis of the financial results (this “MD&A”) contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company’s Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company’s unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this MD&A. The Company’s management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this MD&A. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this MD&A contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	USD	USD	USD
Sales	503,744,922	466,877,569	370,406,840
Cost of sales	174,666,544	146,787,236	125,517,021
Gross profit	329,078,378	320,090,333	244,889,819

Operating expenses
Selling expenses	80,319,448	95,575,830	34,843,935
General and administrative expenses	73,376,457	68,817,340	67,683,667
Research and development expenses	11,734,590	9,524,412	6,503,712
Income from operations	163,647,883	146,172,751	135,858,505

Other income (expenses)
Equity in income of an equity method investee	1,587,067	2,368,995	3,509,071
Interest income	21,322,239	13,706,750	7,623,624
Interest expense	(557,597)	(338,136)	(583,432)
Other income, net	5,494,119	4,092,935	-
Total other income, net	27,845,828	19,830,544	10,549,263

Income before income tax expense	191,493,711	166,003,295	146,407,768

Income tax expense	28,098,525	18,036,180	64,171,809

Net income	163,395,186	147,967,115	82,235,959

Less: Net income attributable to noncontrolling interest	24,587,438	19,910,813	14,292,924

Net income attributable to China Biologic Products Holdings, Inc.	138,807,748	128,056,302	67,943,035

Earnings per share of ordinary share:
Basic	3.55	3.54	2.40
Diluted	3.53	3.53	2.38
Weighted average shares used in computation:
Basic	38,657,553	35,304,294	27,361,561
Diluted	38,897,964	35,432,959	27,605,623

Net income	163,395,186	147,967,115	82,235,959

Other comprehensive (losses)/income:
Foreign currency translation adjustment, net of nil income taxes	(20,376,586)	(60,783,829)	36,861,394

Comprehensive income	143,018,600	87,183,286	119,097,353

Less: Comprehensive income attributable to noncontrolling interest	21,694,640	12,794,989	17,876,743

Comprehensive income attributable to China Biologic Products Holdings, Inc.	121,323,960	74,388,297	101,220,610

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2018
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	161,750,425	338,880,559
Time deposits	497,676,069	537,478,040
Short term investments	267,830,790	76,048,594
Accounts receivable, net of allowance for doubtful accounts	100,270,436	125,115,842
Inventories	250,728,260	243,295,512
Prepayments and other current assets	21,469,418	36,369,275
Total Current Assets	1,299,725,398	1,357,187,822

Property, plant and equipment, net	177,596,563	178,327,361
Intangible assets, net	44,068,061	53,258,871
Land use rights, net	28,458,944	32,204,342
Equity method investment	16,725,513	15,428,028
Prepayments for investments in equity securities	-	10,812,893
Long term equity investments	10,812,893	-
Loan receivable	35,642,340	39,942,591
Goodwill	308,509,397	313,588,803
Other non-current assets	16,319,388	9,227,970
Total Assets	1,937,858,497	2,009,978,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	6,262,256	11,404,642
Income tax payable	13,303,085	11,010,347
Other payables and accrued expenses	99,743,350	99,933,793
Total Current Liabilities	119,308,691	122,348,782

Deferred income	2,300,428	2,824,212
Non-current income tax payable	24,905,728	26,899,038
Other liabilities	16,491,793	13,203,485
Total Liabilities	163,006,640	165,275,517

Shareholders’ Equity
Ordinary share:
par value $0.0001; 100,000,000 shares authorized; 41,910,701 and 41,616,320 shares issued at December 31, 2019 and 2018, respectively; 38,459,769 and 39,361,616 shares outstanding at December 31, 2019 and 2018, respectively	4,191	4,162
Additional paid-in capital	1,158,274,206	1,189,698,494
Treasury share: 3,450,932 and 2,254,704 shares at December 31, 2019 and 2018, respectively, at cost	(167,432,883)	(56,425,094)
Retained earnings	773,290,486	634,482,738
Accumulated other comprehensive losses	(68,421,408)	(45,710,701)
Total equity attributable to China Biologic Products Holdings, Inc.	1,695,714,592	1,722,049,599

Noncontrolling interest	79,137,265	122,653,565

Total Shareholders’ Equity	1,774,851,857	1,844,703,164

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	1,937,858,497	2,009,978,681

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	163,395,186	147,967,115	82,235,959
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,517,254	13,809,041	11,691,731
Amortization	9,723,617	9,416,310	1,216,959
Loss on disposal of property, plant and equipment	297,504	1,001,000	3,228,845
Fair value changes of short term investments	350,816	-	-
(Reversal of) /Allowance for doubtful accounts - accounts receivable	(77,624)	655,148	23,783
(Reversal of) /Allowance for doubtful accounts – prepayments and other receivables	(24,959)	96,267	-
Impairment for other non-current assets	-	2,671,528	-
Write-down of inventories to net realizable value	3,379,600	-	-
Deferred income tax benefit	(2,437,244)	(4,159,890)	(3,252,516)
Share-based compensation	26,600,015	23,130,570	33,903,283
Equity in income of an equity method investee	(1,587,067)	(2,368,995)	(3,509,071)
Change in operating assets and liabilities, net of effect of acquisition of TianXinFu:
Accounts receivable	22,132,899	(53,879,876)	(39,918,939)
Inventories	(14,848,008)	(42,594,485)	(42,078,261)
Prepayments and other current assets	4,403,945	(9,387,783)	(1,777,783)
Accounts payable	(1,298,670)	8,140,553	977,152
Income tax payable	2,499,525	(3,575,544)	6,047,808
Other payables and accrued expenses	2,792,697	23,693,979	16,821,694
Deferred income	(483,833)	(504,886)	(493,897)
Non-current income tax payable	(1,993,310)	(10,168,100)	37,067,138
Net cash provided by operating activities	229,342,343	103,941,952	102,183,885

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of TianXinFu	-	97,702,278	-
Purchase of time deposits	(1,682,444,149)	(1,871,773,012)	(22,669,000)
Proceeds from maturity of time deposits	1,718,265,827	1,349,949,821	-
Purchase of short term investments	(924,056,075)	(855,074,467)	-
Proceeds from maturity of short term investments	727,962,833	767,654,706	-
Payment for property, plant and equipment	(24,287,087)	(31,743,146)	(37,504,440)
Payment for intangible assets and land use rights	(149,010)	(4,973,244)	(786,691)
Proceeds from disposal of property, plant and equipment and land use rights	4,563,433	124,560	64,914
Prepayments for investments in equity securities	-	(10,812,893)	-
Net cash used in investing activities	(180,144,228)	(558,945,397)	(60,895,217)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	611,774	1,184,534	867,546
Proceeds from short term bank loans	-	-	23,009,280
Repayment of short term bank loans	-	-	(23,412,060)
Dividend paid by subsidiaries to noncontrolling interest shareholders	(10,124,707)	(10,145,395)	(18,789,151)
Proceeds from issuance of ordinary shares	-	590,265,000	-
Prepayment to an investment bank for potential share repurchase	-	(10,000,000)	-
Payment to an investment bank for share repurchase	(110,042,776)	-	-
Refund of prepayment to an investment bank for share repurchase	9,034,987	-	-
Acquisition of noncontrolling interest	(118,949,200)	-	-
Net cash (used in)/ provided by financing activities	(229,469,922)	571,304,139	(18,324,385)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	3,141,673	3,243,017	12,607,032

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(177,130,134)	119,543,711	35,571,315

Cash and cash equivalents at beginning of year	338,880,559	219,336,848	183,765,533

Cash and cash equivalents at end of year	161,750,425	338,880,559	219,336,848

Supplemental cash flow information
Cash paid for income taxes	30,358,013	35,449,581	24,691,429
Cash paid for interest expense	-	-	252,353
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	3,154,835	3,687,742	7,548,964
Set-off loan receivable against accounts payable	3,716,055	3,784,297	-
Share repurchase using the prepayment to an investment bank	111,007,789	-	-
Fair value of noncash assets acquired and liabilities assumed in acquisition of Tianxinfu	-	337,186,892	-

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	December 31,	December 31,
	2019	2018
	USD	USD
Income from Operations	18,596,352	42,644,418
Non-cash employee share-based compensation	7,281,149	(4,563,509)
Amortization of acquired intangible assets and land use rights	1,972,376	1,750,585
Adjusted Income from Operations - Non GAAP	27,849,877	39,831,494

Net Income Attributable to the Company	12,451,694	34,907,015
Non-cash employee share-based compensation	6,616,381	(5,419,386)
Amortization of acquired intangible assets and land use rights	1,681,759	1,190,398
Adjusted Net Income Attributable to the Company - Non GAAP	20,749,834	30,678,027
Diluted EPS - Non GAAP	0.53	0.76

Weighted average number of shares used in computation of Non GAAP diluted EPS	38,919,031	39,452,458

	For the Years Ended
	December 31,	December 31,
	2019	2018
	USD	USD
Income from Operations	163,647,883	146,172,751
Non-cash employee share-based compensation	26,600,015	23,130,570
Amortization of acquired intangible assets and land use rights	8,048,021	8,366,196
Adjusted Income from Operations - Non GAAP	198,295,919	177,669,517

Net Income Attributable to the Company	138,807,748	128,056,302
Non-cash employee share-based compensation	23,526,692	19,706,585
Amortization of acquired intangible assets and land use rights	6,042,722	5,689,013
Income tax expense (benefit) related to U.S. Tax Reform	-	(7,519,674)
Adjusted Net Income Attributable to the Company - Non GAAP	168,377,162	145,932,226
Diluted EPS - Non GAAP	4.28	4.02

Weighted average number of shares used in computation of Non GAAP diluted EPS	38,897,964	35,432,959